Exhibit 99.12

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	13	06	2006	13	06	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	8,981	601
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.12	£3.36

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Andy James Benden	Ordinary	275

Address
18 Kent Avenue Yate Bristol
UK postcode BS37 7RY

Name	Class of shares allotted	Number allotted
Mrs Sarah Bennett	Ordinary	183

Address
11 Manor Close Topcliffe Thirsk
UK postcode YO7 3RH

Name	Class of shares allotted	Number allotted
Mr Martyn Brady	Ordinary	458

Address
23 Fairham Avenue South Ockendon Essex
UK postcode RM15 5ND

Name	Class of shares allotted	Number allotted
Mr Keith Brett	Ordinary	229

Address
31 Kaimes Crescent Kirknewton Midlothian
UK postcode EH27 8AT

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 13/06/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Scott Downes	Ordinary	458

Address
1 St Antonys Avenue Gorleston-on-Sea Great Yarmouth
UK postcode NR31 7HQ

Name	Class of shares allotted	Number allotted
Mr Robert Facer	Ordinary	183

Address
22 Mark Rutherford Road Bedford Bedfordshire
UK postcode MK42 0HZ

Name	Class of shares allotted	Number allotted
Mr Trevor A Franklin	Ordinary	91

Address
59 Windsor Avenue St Johns Worcester
UK postcode WR2 5LZ

Name	Class of shares allotted	Number allotted
Miss Angela Lesley Freeth	Ordinary	229

Address
25 Clarendon Road Smethwick West Midlands
UK postcode B67 6DA

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 13/06/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Linda Ann Fryer	Ordinary	200

Address
25 Queens Road Old Colwyn Colwyn Bay
UK postcode LL29 9EE

Name	Class of shares allotted	Number allotted
Mr Peter Hoole	Ordinary	1,192

Address
31 Banbury Road Stratford upon Avon Warwickshire
UK postcode CV37 7HW

Name	Class of shares allotted	Number allotted
Mr Ian Hopkinson	Ordinary	458

Address
13 Lodge Place Inkersall Chesterfield
UK postcode S43 3DU

Name	Class of shares allotted	Number allotted
Mr Dean James	Ordinary	183

Address
14 Ellowes Road Lower Gornal Dudley
UK postcode DY3 2LE

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 13/06/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Jason Ronald King	Ordinary	275

Address
41 Brize Norton Road Minster Lovell Witney
UK postcode OX29 0SG

Name	Class of shares allotted	Number allotted
Mr Laurie Marshall	Ordinary	458

Address
10 Somers Close Winchester Hampshire
UK postcode SO22 4EJ

Name	Class of shares allotted	Number allotted
Mrs Karen Morley	Ordinary	917

Address
6 Dandy Mill View Pontefract West Yorkshire
UK postcode WF8 2UZ

Name	Class of shares allotted	Number allotted
Mr Peter Alan Myall	Ordinary	183

Address
26 Carolina Place Wokingham Berkshire
UK postcode RG11 4QP

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 13/06/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Miss Sophie Kay Powell	Ordinary	401

Address
4 Astwood Road Worcester Worcestershire
UK postcode WR3 8ET

Name	Class of shares allotted	Number allotted
Mr John Rennie	Ordinary	183

Address
190/3 Peffermill Road Edinburgh Midlothian
UK postcode EH16 4AJ

Name	Class of shares allotted	Number allotted
Mr Mark James Smith	Ordinary	183

Address
13 Bentsbrook Cottages Spook Hill North Holmwood
UK postcode RH5 4HL

Name	Class of shares allotted	Number allotted
Mr Ian Spencer	Ordinary	91

Address
30 Sedgefield Way Braintree Essex
UK postcode CM7 1XB

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 13/06/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Mark Streeter	Ordinary	1,376

Address
5 Chalvington Road Chandlers Ford Eastleigh
UK postcode SO5 3DY

Name	Class of shares allotted	Number allotted
Mr John Frederick Walker	Ordinary	1,376

Address
86 Nash Road Newport Gwent
UK postcode NP19 4RN

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 13/06/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform